SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2009
Commission File Number	000-29898
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Material Change Report, dated February 17, 2009

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No.  333-85294), October 21, 2002 (File No.  333-100684), and on April 28, 2008 (File No. 333-150470).

DOCUMENT 1

MATERIAL CHANGE REPORT

1.	Name and Address of Company:
Research In Motion Limited ("RIM")
295 Phillip Street
Waterloo, Ontario
N2L 3W8

2.	Date of Material Change:

February 5, 2009, and February 17, 2009

3.	News Release:

News releases were issued in Waterloo, Ontario on February 5, 2009, and February 17, 2009, through the newswire services of Marketwire, copies of which are annexed hereto as Schedule "A" and Schedule "B", respectively.

4.	Summary of Material Change:

On February 5, 2009, RIM announced that a panel of Commissioners of the Ontario Securities Commission (the "OSC") approved a settlement agreement with RIM, Jim Balsillie, Mike Lazaridis, Dennis Kavelman, Angelo Loberto, Kendall Cork, Douglas Wright, James Estill and Douglas Fregin, that resolves the previously-disclosed OSC investigation of RIM's historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

On February 17, 2009, RIM announced that RIM and Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto, have entered into settlements with the United States Securities and Exchange Commission (the “SEC”) that resolve the previously-disclosed SEC investigation of RIM’s historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

The material terms of the settlements with the OSC and SEC are described below.

5.	Full Description of the Material Change:

Settlements with OSC

On February 5, 2009, RIM announced that a panel of Commissioners of the OSC approved a settlement agreement with RIM, Jim Balsillie (Co-Chief Executive Officer), Mike Lazaridis (President and Co-Chief Executive Officer), Dennis Kavelman (Chief Operating Officer Administration and Operations), Angelo Loberto (Vice President, Corporate Operations), Kendall Cork (former director of RIM), Douglas Wright (former director of RIM), James Estill (director of RIM) and Douglas Fregin (former director of RIM), that resolves the previously disclosed investigation of RIM's historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

Pursuant to the terms of the settlement agreement with the OSC, which contains a statement of facts that has been agreed to by the parties only for the purposes of the OSC proceedings, RIM has agreed to submit to a review of its governance practices and procedures by an independent person selected by the OSC and paid for by RIM.

Messrs. Balsillie, Lazaridis and Kavelman have also agreed to contribute, in aggregate, a total of approximately C$83.1 million to RIM, consisting of (i) a total of C$38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, and (ii) a total of C$44.8 million to RIM (C$15 million of which has previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM.  These contributions are being made through Messrs. Balsillie, Lazaridis and Kavelman undertaking not to exercise an aggregate of 1,160,129 vested RIM options to acquire common shares of RIM.  These options have a fair value equal to the aggregate contribution amounts determined using a Black-Scholes calculation based on the last trading day prior to the day the OSC issued a notice of hearing in respect of the matters giving rise to the settlement.  Messrs. Balsillie, Lazaridis, Kavelman and Loberto have also paid a total of C$9.1 million to the OSC as an administrative penalty and towards the costs of the OSC's investigation.

Mr. Balsillie has agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and RIM's public disclosure of how it is addressing the recommendations arising from the independent review of its governance practices.  Mr. Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the OSC's order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.  Mr. Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.

Settlements with SEC

On February 17, 2009, RIM announced that RIM and Messrs. Balsillie, Lazaridis, Kavelman and Loberto, have entered into settlements with the SEC that resolve the previously-disclosed SEC investigation of RIM’s historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

In the settlement with the SEC, RIM consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions.  RIM is not required to pay disgorgement or a monetary penalty.

Messrs. Balsillie and Lazaridis have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions.  The order also provides that Messrs. Balsillie and Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Balsillie and Lazaridis have already voluntarily paid those amounts to RIM. These repayments were made earlier as part of a series of recommendations of a Special Committee of RIM’s Board of Directors following RIM’s internal review of its historical stock option granting practices.

Messrs. Kavelman and Loberto have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions.  The order also provides that Messrs. Kavelman and Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Kavelman and Loberto have already voluntarily paid those amounts to RIM at the same time and on the same basis as Messrs. Balsillie and Lazaridis.  In addition, Messrs. Kavelman and Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.

Messrs. Balsillie, Lazaridis, Kavelman and Loberto also agreed to monetary penalties totaling, in aggregate, US$1.425 million.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, please contact Brian Bidulka, Chief Accounting Officer, at (519) 888-7465.

9.	Date of Report:

February 17, 2009.

Schedule "A"

February 5, 2009

RIM Announces Approval of Settlement Agreement with OSC

Waterloo, ON – Research In Motion Limited ("RIM" or the "Company") (Nasdaq: RIMM; TSX: RIM) announced today that a panel of Commissioners of the Ontario Securities Commission (the "OSC") has approved a settlement agreement with RIM, Jim Balsillie, Mike Lazaridis, Dennis Kavelman, Angelo Loberto, Kendall Cork, Douglas Wright, James Estill and Douglas Fregin, relating to the previously disclosed investigation of RIM's historical stock option granting practices that followed the management-initiated, voluntary review commenced in 2006.

Pursuant to the terms of the settlement agreement with the OSC, which contains a statement of facts that has been agreed to by the parties only for the purposes of the OSC proceedings, RIM has agreed to submit to a review of its governance practices and procedures by an independent person selected by the OSC and paid for by RIM.  Mr. Balsillie has agreed not to act as a director of any Canadian reporting issuer until the later of twelve months from the date of the OSC settlement and RIM's public disclosure of how it is addressing the recommendations arising from the independent review.  Messrs. Balsillie, Lazaridis, Kavelman and Loberto have also agreed to contribute, in aggregate, a total of approximately C$92 million, consisting of (i) a total of C$38.3 million to RIM in respect of the outstanding benefit arising from incorrectly priced stock options granted to all RIM employees from 1996 to 2006, (ii) a total of C$44.8 million to RIM (C$15 million of which has previously been paid) to defray costs incurred by RIM in the investigation and remediation of stock options, granting practices and related governance practices at RIM, and (iii) a total of C$9.1 million to the OSC as an administrative penalty and towards the costs of the OSC's investigation.  Mr. Kavelman is also prohibited from acting as a director or officer of any Canadian reporting issuer until the later of (a) five years from the date of the OSC's order approving the settlement, and (b) the date he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.  Mr. Loberto is also prohibited from acting as a director or officer of any Canadian reporting issuer until he completes a course acceptable to the staff of the OSC regarding the duties of directors and officers of public companies.  The settlement agreement will be available on the OSC's website at www.osc.gov.on.ca.

RIM also announced that it has made an offer of settlement to the United States Securities and Exchange Commission (the "SEC") to resolve the SEC's separate investigation of RIM's historical stock option granting practices.  RIM has been informed that Messrs. Balsillie, Lazaridis, Kavelman and Loberto have similarly made offers of settlement.  The proposed settlements are subject to approval by the Commissioners of the SEC.  The staff of the SEC's Division of Enforcement ("SEC Staff") has agreed to recommend that the Commissioners approve the proposed settlements; however, the Commissioners have broad discretion, and there can be no assurance that the Commissioners will approve the settlements presented to them by the SEC Staff.   If the offered settlements are approved, RIM does not anticipate that the settlements would have a material adverse effect on the Company or its business or operations.

John Richardson, RIM's Lead Director stated "RIM is pleased that the parties have resolved matters with the OSC and looks forward to resolving matters with the SEC.  While RIM and its directors and officers regret the occurrence of the matters described in the OSC settlement agreement, we believe the actions taken by RIM's board of directors and management since the conclusion of the Company's internal review in March 2007 have further strengthened the Company and we are confident that RIM is continuing to move forward with strong leadership and a passion for innovation, growth and operational excellence."

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's hope that it will be able to resolve matters with the SEC on the basis of the offered settlements, and RIM's expectation that the offered settlements, if approved, would not have a material adverse effect on the Company or its business and operations.  RIM notes that the Commissioners of the SEC have broad discretion, and the outcome of determinations of this nature are inherently uncertain.  There can be no assurance that the Commissioners of the SEC will approve the settlements presented to them by the SEC Staff.  If the SEC Commissioners do not approve the settlements, the SEC Staff could bring additional or different enforcement actions against RIM or its officers or directors, and RIM or its officers or directors may be subject to additional or different sanctions or penalties than those currently contemplated, and may be subject to the other risks described in the section of RIM's MD&A for the third quarter of fiscal 2009 titled "Risks Related to the Company’s Historical Stock Option Granting Practices," which is available at www.sedar.com or www.sec.gov.  These risks should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Schedule "B"

February 17, 2009

RIM Announces Settlement with the SEC

Waterloo, ON – Research In Motion Limited (“RIM”) (Nasdaq: RIMM; TSX: RIM) announced today that RIM and four of its officers, Jim Balsillie, Mike Lazaridis, Dennis Kavelman and Angelo Loberto, have entered into settlements with the Securities and Exchange Commission (the “SEC”) that resolve the previously-disclosed SEC investigation of RIM’s historical stock option granting practices.  RIM previously disclosed a management-initiated, voluntary review of its historical stock option granting practices that had commenced in 2006 and had been self-reported to the SEC and the Ontario Securities Commission (“OSC”).

In the settlement with the SEC that was filed today, RIM consented, without admitting or denying allegations in a complaint filed by the SEC, to the entry of an order enjoining it from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions.  RIM is not required to pay disgorgement or a monetary penalty.

Messrs. Balsillie and Lazaridis have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the non-scienter based antifraud provisions.  The order also provides that Messrs. Balsillie and Lazaridis are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Balsillie and Lazaridis have already voluntarily paid those amounts to RIM. These repayments were made earlier as part of a series of recommendations of a Special Committee of RIM’s Board of Directors following RIM’s internal review of its historical stock option granting practices.

Messrs. Kavelman and Loberto have consented, without admitting or denying allegations in the complaint filed by the SEC, to the entry of an order enjoining them from violations of certain provisions of the U.S. federal securities laws, including the antifraud provisions.  The order also provides that Messrs. Kavelman and Loberto are liable for disgorgement of profits gained as a result of conduct alleged in the complaint together with prejudgment interest, although it also provides that those amounts are deemed paid in full because Messrs. Kavelman and Loberto have already voluntarily paid those amounts to RIM at the same time and on the same basis as Messrs. Balsillie and Lazaridis.  In addition, Messrs. Kavelman and Loberto each agreed to be prohibited, for a period of five years from acting as an officer or director of a company that is registered or required to file reports with the SEC, and to be barred from appearing or practicing as an accountant before the SEC with a right to reapply after five years.

Messrs. Balsillie, Lazaridis, Kavelman and Loberto also agreed to monetary penalties totaling, in aggregate, US$1.425 million.

As previously disclosed, on February 5, 2009, the Commissioners of the OSC approved a separate settlement agreement with RIM and certain of its officers and directors relating to RIM’s historical stock option granting practices.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. Wi-Fi is a registered trademark of the Wi-Fi Alliance. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)

Date:	February 18, 2009	By:	/s/ Brian Bidulka
			Name:	Brian Bidulka
			Title:	Chief Accounting Officer